August 9, 2006
SUBMITTED VIA FACSIMILE; ORIGINAL COPY via FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Stephen Krikorian
Accounting Branch Chief

Re:	Avery Dennison Corporation
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Quarterly Period ended April 1, 2006 and
Form 8-Ks filed on January 24, 2006 and April 25, 2006
Ladies and Gentlemen:
     In connection with the comments contained in the July 27, 2006 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mr. Dean A. Scarborough, President and Chief Executive Officer of Avery Dennison Corporation (the “Company”), the Company’s responses to the Staff’s comments are presented below.
For your convenience, we have set forth the comments contained in the Staff’s Comment Letter above, followed by our responses.
Form 10-K for the Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition
Free Cash Flow, page 19
1.	We note your use of “free cash flow” non-GAAP measure. Tell us your consideration of disclosing all material limitations of the measure pursuant to Frequently Asked Questions Regarding the Use of Non-GAAP Measures, Question 13. Additionally, your disclosure should clearly indicate that “free cash flow” is a non-GAAP measure as it is not calculated and presented in accordance with GAAP. Please tell us how you plan to comply with this guidance.
After revisiting the guidance in Frequently Asked Questions Regarding the Use of Non-GAAP Measures, Question 13, we believe that our disclosure of “free cash flow” may be enhanced to include material limitations of the measure, as well as a clearer indication that “free cash flow” is a non-GAAP measure. We will amend the disclosure in future filings as follows:

Securities and Exchange Commission
August 9, 2006

Free cash flow, which is a non-GAAP measure, refers to cash flow from operating activities less spending on property, plant, equipment, software and other deferred charges. We use free cash flow as a measure of funds available for other corporate purposes, such as dividends, debt reduction, acquisitions, and repurchase of common stock. Management believes that this measure provides meaningful supplemental information to our investors to assist them in their financial analysis of the Company. Management believes that it is appropriate to measure cash after spending on property, plant, equipment, software and other deferred charges because such spending is considered integral to maintaining or expanding the Company’s underlying business.
This measure is not intended to represent the residual cash available for discretionary purposes. In this regard, limitations to this measure include (1) the exclusion of any mandatory debt service requirements; and (2) the exclusion of other uses of the cash generated by operating activities that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchase, acquisitions, etc.). Accordingly, we provide information on such spending in both our cash flow statement and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Forms 10-Q and 10-K.
Revenue Recognition, page 10
2.	You state that sales are recognized when product delivery has occurred. You also disclose that sales are recorded at the time title transfers to customers. Clarify whether title transfers when the product has been delivered or shipped. Tell us whether the risks and rewards of ownership have been legally passed to your customers at the same time as title transfers. Ensure your disclosure properly addresses contractual terms and conditions that might impact your revenue recognition policy. We refer to revenue disclosure guidance outlined in Section F (3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published December 1, 2005.
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, and collection is reasonably assured. Furthermore, sales, provisions for estimated returns, and the cost of products sold are all recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Sales terms can be f.o.b. (free on board) shipping point or f.o.b. destination depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, as this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are utilized and sales are recorded when the products are delivered to the customer’s delivery site, as this is when title and risk of loss are transferred. Actual product returns are charged against estimated sales return allowances.

Securities and Exchange Commission
August 9, 2006

Based on these considerations, we do not believe any change to our disclosure is necessary.
Form 8-Ks filed on January 24, 2006 and April 25, 2006
3.	We note your use of non-GAAP measures under Items 2.02 and 9.01 of the Form 8-Ks noted above. Please note the following observations regarding your non-GAAP measures:
•	Clarify how you have met the burden of demonstrating the usefulness of your non-GAAP measures in assessing performance as these measures exclude items that are a result of your operations and have contributed to your performance. Additionally, demonstrate the usefulness of your non-GAAP measures as they exclude items for which you have a past pattern of recording (i.e. restructuring charges, asset impairments and interest expense). Please refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
We respectfully submit that we have attempted to comply with the requirements for the use of non-GAAP measures in documents furnished to, but not filed with, the SEC. Regulation G requires registrants that publicly disclose a non-GAAP financial measure to include a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. We have included such reconciliation in each of the referenced 8-K documents. Regulation G also contains a general disclosure requirement that a non-GAAP measure not be made public if that measure, taken together with the information accompanying it, is misleading. We have included a written disclosure in the referenced 8-K documents that provides the reader with our rationale for the inclusion of the non-GAAP measures and emphasizes the fact that non-GAAP measures are not a substitute for, or in accordance with, GAAP measures. We do not believe that our non-GAAP measures are misleading and, in fact, believe that they provide the reader with greater transparency into our operating results and financial position.
In addition to being subject to the provisions of Regulation G, the instructions to Item 2.02 state that the requirements of Item 10(e)(1)(i) of Regulation S-K or Item 10(h)(1)(i) of Regulation S-B also apply to information furnished under Item 2.02. Accordingly, in each of the referenced 8-K documents, we have presented the most directly comparable GAAP financial measure first, providing greater prominence to the GAAP measure, and have then reconciled the differences between the GAAP and the non-GAAP measure. Furthermore, we have included a disclosure explaining why we believe that the presentation of non-GAAP measures provides useful supplemental information to investors regarding our performance. Because we utilize such measures in our internal evaluation of operating performance, we believe our disclosure of these measures provides a better understanding of management’s view of operating results.

Securities and Exchange Commission
August 9, 2006

Specifically, management evaluates the business both before and after the impact of financing decisions; thus, it evaluates operating profit and operating margin before the impact of interest expense. In addition, management evaluates the underlying profitability of the Company before the impact of certain events or strategic decisions. The accounting effects of these events or decisions, which are included in our GAAP measures, may make it difficult to assess the underlying performance of the Company in a single period. By excluding certain accounting effects, both positive and negative (e.g. restructuring charges, asset impairments, gains on sales of assets, etc.), from certain of the Company’s GAAP measures, we believe that we are providing meaningful supplemental information to facilitate an understanding of the Company’s “core” or “underlying” operating results. Our intention is to provide the reader with supplemental information regarding management’s views of our operating results and greater transparency into the components of those results.
Certain of the non-GAAP measures exclude items that recur from time to time (e.g. restructuring and asset impairment charges). While recurring, these items tend to be disparate in amount and timing and, thus, obscure our operating trends. Based upon feedback from investors and financial analysts, readers find value in the increased transparency provided by these supplemental non-GAAP measures. We believe that our financial disclosures address our rationale for the inclusion of such measures, as well as the importance of the directly comparable GAAP measures. While we think it is unnecessary to amend our current disclosures regarding the usefulness of the non-GAAP measures, if the Staff believes that further clarification would be beneficial to investors, we will provide additional disclosure in our future filings upon such request.
•	We note your “adjusted non-GAAP operating income” segment disclosure. Tell us whether your chief decision maker uses this non-GAAP measure to make decisions about allocating resources to your segments or assess performance. If so, tell us why this measure is different from the segment profit and loss measure reported in Note 12, Segment Information, in your Form 10-K for the Fiscal Year Ended December 31, 2005. If not, tell us why you believe that this non-GAAP measure is useful for your investors to evaluate segment profit and loss. As part of your response, tell us the manner in which management uses the non-GAAP measure to evaluate your segments. We refer you to Questions 19 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures.
The Chief Operating Decision Maker (“CODM”) utilizes both GAAP and non-GAAP measures, including “adjusted non-GAAP operating income,” in assessing performance and allocating resources to our segments. In Note 12 “Segment Information” in our Form 10-K, we present the GAAP measures our CODM utilizes in assessing the performance of our segments over time. Management presents the GAAP measures in the Form 10-K because under management’s approach to reviewing its segment performance, these

Securities and Exchange Commission
August 9, 2006

measures provide the best overall assessment of the Company’s segment results over the long-term, by including all restructuring and other items (both accretive and dilutive to income) that were an outcome of management’s operating decisions and external factors.
The “adjusted non-GAAP operating income” segment disclosure in our Form 8-K filing differs from the 10-K disclosures as it excludes certain items that recur from time to time (e.g. restructuring charges, asset impairments, gains on sales of assets, etc.). This non-GAAP measure is a supplementary data point that management uses when assessing the short-term operating results of our various businesses. Management uses this non-GAAP measure to evaluate the underlying profitability of our operating segments and individual businesses before the impact of certain events or strategic decisions. The accounting effects of these events or decisions, which are included in our GAAP measures, may make it difficult to assess the underlying performance of the segments or individual businesses in a single period.
Accordingly, we believe that the “adjusted non-GAAP operating income” segment disclosure in our Form 8-K provides meaningful supplemental information regarding the short-term performance of our segments. By excluding certain accounting effects, both positive and negative (e.g. restructuring charges, asset impairments, gains on sales of assets, etc.), from certain of the Company’s GAAP measures, we believe that we are providing meaningful supplemental information to facilitate an understanding of the Company’s “core” or “underlying” operating results for each segment or business. Such measures are used internally to evaluate trends in the Company’s underlying business, as well as to facilitate comparison to the results of competitors for a single period. Our intention is to provide the reader with supplemental information regarding management’s views of our segment operating results and greater transparency into the components of those results. We also provide this information to assist investors in performing additional financial analysis of our operating segments which is consistent with financial models developed by research analysts who follow the Company.
We respectfully submit that we have attempted to comply with the requirements for the use of non-GAAP measures in documents furnished to, but not filed with, the SEC.
•	If you are unable to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all the disclosures identified in Item 10 of Regulation S-K and guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
We will include in our future filings the additional disclosure on the use and limitations of free cash flow, as noted above.

Securities and Exchange Commission
August 9, 2006

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Thomas W. Dobson of Latham & Watkins at (213) 485-1234 or the undersigned at (626) 304-2000.

Sincerely,
/s/ Michael A. Skovran
Michael A. Skovran Vice President and Controller

cc:	Daniel R. O’Bryant
Thomas W. Dobson, Esq.
Christopher White